FTI Consulting 500 East Pratt Street Suite 1400 Baltimore, MD 21202 410.951.4800 main 410.224.3552 fax www.fticonsulting.com

September 19, 2007

By EDGAR

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Attention:	Pam Howell

   Special Counsel

Re:	FTI Consulting, Inc.

   Definitive 14A

   Filed April 11, 2007

   File No. 1-14875

Dear Ms. Howell:

This letter is submitted in response to the comments set forth in the staff’s letter dated August 21, 2007 relating to the above captioned filing of FTI Consulting, Inc. (the “Company”). For your convenience, the numbered paragraphs of this letter correspond to the numbered paragraphs of the comment letter. Our responses to the staff’s comment letter are set forth below:

Compensation Discussion and Analysis, page 32

1. Individual officer performance is one of the factors considered in making executive compensation decisions. Please disclose how specific forms of compensation are structured and implemented to reflect each named executive officer’s individual performance and/or individual contribution to these items of the registrant’s performance, describing the elements of individual performance and/or contribution that are taken into account. See Item 402(b)(2) (vii) of Regulation S-K. In addition, disclose substantial deviations in individual elements of compensation. For example, we note that equity awards made to Mr. Shaughnessy (2006 grant date fair value of $3.8 million) are substantially higher than the next highest award (2006 grant date fair value of $2.3 million for awards made to the CEO).

Securities and Exchange Commission

September 19, 2007

Response:

The Company will discuss the relationship between the structure and implementation of specific elements of compensation and individual performance as well as material compensation differentials among similarly positioned named executive officers in accordance with Item 402(b)(2)(vii) of Regulation S-K in its proxy statement for its 2008 annual meeting of stockholders (the “2008 Proxy Statement”), to the extent that such factors were present or considered by the Compensation Committee (the “Committee”) of our Board of Directors when setting such compensation.

2. You benchmark your compensation with the comparable companies listed on page 33. Analyze the role of this comparable company benchmarking in determining overall compensation and any individual components – such as whether you have established specific benchmarks for total compensation or individual components of compensation as compared to these companies. If so, disclose where you target each element of compensation against the comparator companies and where actual payments fall within targeted parameters. To the extent actual compensation was outside a targeted percentile range, please explain why.

Response:

The Company will analyze the role of any comparable company benchmarking considered by the Committee in determining overall compensation and any individual components in accordance with Item 402(b)(2)(xiv) and the staff’s comment in our 2008 Proxy Statement.

Short-Term Non-Equity Incentive or Bonus Compensation, page 37

3. You state that the 2007 performance target is based on company-wide earnings per share. Disclose this performance target since it appears to have been set as of the filing of this proxy statement or provide a supplemental analysis as to why it is appropriate to omit this target pursuant to Instruction 4 to Item 402(b) of Regulation S-K. To the extent that it is appropriate to omit specific targets, please provide the disclosure pursuant to Instruction 4 to Item 402(b) of Regulation S-K. General statements regarding our level of difficulty, or ease, associated with achieving performance goals either corporately or individually are not sufficient. In discussing how likely it will be for the Company to achieve the target levels or other factors, provide as much detail as necessary without providing information that poses a risk of competitive harm.

Response:

The Company will file a Current Report on Form 8-K with the Securities and Exchange Commission in the third quarter of 2007 to disclose the participants, 2007 performance goals and individual maximum cash target bonus levels established by the Committee in March 2007 under the Company’s Incentive Compensation Plan that is intended to

Securities and Exchange Commission

September 19, 2007

comply with Section 162(m) of the Internal Revenue Code of 1986, as amended, with respect to the deductibility of certain executive compensation. The text of the Form 8-K will substantially read as follows:

“ITEM 8.01 – OTHER EVENTS

On March 23, 2007, the Compensation Committee (the “Committee”) of the Board of Directors (the “Board”) of FTI Consulting, Inc. (“FTI”) approved participants, performance goals and the individual maximum cash target bonus levels for fiscal year 2007 under FTI’s Incentive Compensation Plan, as amended and restated (the “Incentive Plan”).

The Committee designated FTI’s president and chief executive officer, executive chairman of the board, executive vice president and chief operating officer, executive vice president and chief risk, legal and compliance officer, and executive vice president – corporate development as the only participants for fiscal year 2007. The executive officers designated as 2007 participants in the Incentive Plan do not necessarily correlate to those executive officers who may be the named executive officers in FTI’s proxy statement for our 2008 annual stockholders meeting. The Committee did not include FTI’s chief financial officer at the time as a participant in the Incentive Plan for 2007 because Mr. Pincus’ employment contract was extended for only one year ending November 2007.

As set forth in the Incentive Plan, the Committee may choose from a range of defined objective performance measures: earnings before interest, taxes, depreciation and amortization, or EBITDA, stock price, earnings per share, earnings per share before stock option expense, net earnings, operating or other earnings, revenues, net cash flow, financial return ratios, return on assets, stockholder return, return on equity, growth in assets, and market share or strategic business criteria consisting of one or more objectives meeting specified revenue goals, market penetration goals, geographic business expansion goals, or goals relating to acquisitions or strategic partnerships. When establishing performance goals for 2007, the Committee reviewed and discussed FTI’s business and financial plans for 2007, company expectations, anticipated market conditions, FTI’s published financial guidance and the recommendations of the president and chief executive officer and executive chairman of the board. For fiscal year 2007, the Committee approved a range of performance goals based on company-wide earnings per share (determined in accordance with Generally Accepted Accounting Principles) (“EPS”) as the objective performance goals.

The maximum target awards have not been set by formula. The Chair of the Committee proposed maximum cash bonus targets for the participants to FTI’s chief executive officer and president and executive chairman of the board, who then commented and proposed revised targets, which were ultimately accepted and approved by the Committee substantially in line with their recommendations.

Securities and Exchange Commission

September 19, 2007

The maximum cash awards under the Incentive Plan for fiscal year 2007 vary at each EPS level established as an objective performance goal, as follows:

Earnings Per Share

	Threshold for COO $1.00 ($)	Threshold for Other Participants $1.49 ($)	$1.65 ($)	$1.75 ($)	Target $1.85 ($)	$1.90 ($)	$1.95 ($)	$2.00 ($)	Maximum $2.05 ($)
Participants
Jack B. Dunn, IV President and Chief Executive Officer		500,000	1,200,000	1,325,000	1,475,000	1,575,000	1,675,000	1,750,000	1,850,000
Dennis J. Shaughnessy Chairman of the Board		500,000	1,200,000	1,325,000	1,475,000	1,575,000	1,675,000	1,750,000	1,850,000
Dominic DiNapoli Executive Vice President and Chief Operating Officer	500,000	500,000	500,000	500,000	500,000	600,000	700,000	800,000	800,000
John A MacColl Executive Vice President and Chief Legal, Risk and Compliance Officer		250,000	500,000	625,000	775,000	875,000	975,000	1,050,000	1,150,000
David G. Bannister Executive Vice President - Corporate Development		250,000	500,000	625,000	775,000	875,000	975,000	1,050,000	1,150,000
Total Bonus Pool	500,000	2,000,000	3,900,000	4,400,000	5,000,000	5,500,000	6,000,000	6,400,000	6,800,000

As permitted under the Incentive Plan and Section 162(m) of the Internal Revenue Code of 1986, as amended, the Committee approved subjective individual performance criteria relating to the performance of the participants that could be considered by the Committee to reduce but not increase maximum target awards. The performance criteria of the president and chief executive officer and the executive chairman of the board were developed in consultation with those officers and is the same for both of them. The criteria are general in nature and relate to the achievement of internal quarterly financial projections as well as progress on branding, employee policies, global expansion and acquisition initiatives, succession planning, strategic data collection and analysis, and improving the efficiency of the meetings of the Board and its committees. The Committee agreed

Securities and Exchange Commission

September 19, 2007

with individual subjective performance goals set by the president and chief executive officer and executive chairman of the board for the other participants, which the Committee will consider when setting actual bonus amounts awarded in 2008 for the 2007 plan year. The individual goals of the other participants are general, broad and reinforce the goals set for the president and chief executive officer and executive chairman of the board. The subjective performance goals of the chief operating officer are to improve practice group revenue and profitability, employee utilization, employee recruitment, client development and budget forecasting and to promote global expansion and acquisitions. The subjective performance goals of the chief legal, risk and compliance officer are to improve client relationship management, enterprise risk management, contract forms, employee communications, recruiting, employee performance evaluations, succession planning and the efficiency of the meetings of the Board and its committees. The subjective performance goals of the corporate development officer are to identify and explore acquisition and global expansion opportunities, successfully integrate acquisitions, update long-term strategic plans, expand client relationships, improve client development tools, improve budgeting and forecasting tools and develop investor relations. The Committee has not assigned weights to each performance goal but has advised each participant that the failure to meet such participant’s individual performance goals could result in a reduction of such participant’s maximum target bonus.

The actual bonuses paid for fiscal year 2007 in 2008 (if any) will vary depending on the extent to which actual FTI and individual performance meets or falls short of the goals approved by the Committee. FTI has issued guidance for 2008 of between $1.92 and $2.00 EPS for the year ending December 31, 2007, which if achieved could result in the participants earning bonus awards under the Incentive Plan for 2007.”

4. Provide clear disclosure of the specific factors considered in determining to grant the special discretionary cash bonus payments made to certain executive officers and analyze how those factors were used to determine the actual award granted for each named executive. The current disclosure on page 39 is very general in nature. See Item 402(b)(1)(v) of Regulation S-K.

Response

To the extent the Committee provides discretionary cash bonuses to the Company’s named executive officers in the future, the Company will disclose any specific factors considered in determining to grant the discretionary bonus payments and how those factors were used to determine the actual award amount granted to each named executive, if applicable.

Securities and Exchange Commission

September 19, 2007

Grants of Plan Based Awards for Fiscal Year Ended December 31, 2006, page 48

5 The non-equity incentive plan award for Mr. DiNapoli to receive a minimum bonus payment of $500,000 upon the achievement of $1 EPS appears to be separate from the incentive compensation plan with a threshold of EPS $1.46. Please provide separate line items to reflect the estimated payouts under each award. See Instruction 1 to Item 402(d) of Regulation S-K.

Response

As discussed during our telephone call of September 5, 2007, there is only one incentive compensation plan and one threshold award to Mr. DiNapoli under that plan. Mr. DiNapoli’s target award is the same at both $1.00 and $1.46 EPS. The Company will revise the footnotes to the table in future filings to clarify this point.

Outstanding Equity Awards at Fiscal Year End, page 50

6. Clearly disclose the vesting dates of options held at fiscal year end by footnote. See Instruction 2 to Item 402(f)(2) of Regulation S-K. For example, it is unclear from footnote four when the one year and eight year dates for each award will occur.

Response

As we discussed during our telephone call on September 5, 2007, the Company will add a Column to the Table – Outstanding Equity Awards at Fiscal Year-End included in the 2008 Proxy Statement, to specify the initial grant date of option awards.

Employment Agreements and Potential Termination and Change in Control Payments, page 54

7. In the Compensation Discussion and Analysis, please discuss how the arrangements for the potential payments to be made upon termination or change in control fit into your overall compensation objectives and affect the decisions you made regarding other compensation elements. Also, explain why you structured the terms and payout levels of these arrangements as you did.

Response

In many cases the employment agreements that specify the potential termination payouts to named executive officers were negotiated many years ago. To the extent information is available to the Company, we will discuss how the potential payments fit into the overall compensation objectives and affect decisions relating to other elements of compensation as well as the reasons why such terms and payout levels were structured the way they were in the CD&A included in our 2008 Proxy Statement.

Securities and Exchange Commission

September 19, 2007

In response to the staff’s request that we acknowledge certain responsibilities under the Federal Securities Laws of the United States, we are providing our acknowledgements under separate cover filed with the Securities and Exchange Commission simultaneously herewith.

If you have any questions with respect to the foregoing, please contact Joanne F. Catanese, Associate General Counsel and Secretary of the Company at 410-224-7867 or joanne.catanese@fticonsulting.com.

Very truly yours,

/S/ ERIC B. MILLER
Eric B. Miller
Senior Vice President and General Counsel